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10029115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-49104~~ 52632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
De Guardiola Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Park Avenue, Suite 1201
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberto De Guardiola (212) 753-2702
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 3 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roberto De Guardiola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of De Guardiola Advisors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Georgia Panagiotou
Notary Public
State Of New York
My Comm. Exp. 4/28/2012
Reg.#01PA6186313

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
De Guardiola Advisors, Inc.

We have audited the accompanying statement of financial condition of De Guardiola Advisors, Inc. as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of De Guardiola Advisors, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Abington, Pennsylvania
February 22, 2010

De Guardiola Advisors, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents (Note 2)	$	879,378
Prepaid expenses		29,624
Other assets		325
Equipment, at cost, less accumulated depreciation of $10,517 (Note 4)		17,204
Total assets	$	926,531

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	63,508
Total liabilities		63,508
Commitments and contingent liabilities (Note 5)		
Shareholder's Equity		
Common stock, no par value, authorized - 200 shares, issued and outstanding - 100 shares		12,000
Additional paid-in capital		3,776,072
Accumulated deficit		(2,925,049)
Total shareholder's equity		863,023
Total liabilities and shareholder's equity	$	926,531

The accompanying notes are an integral part of this financial statement.

De Guardiola Advisors, Inc.
Notes to Financial Statement
December 31, 2009

---

1. Organization

De Guardiola Advisors, Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a corporation in the state of New York on January 1, 2003. As an investment banker, the Company provides assistance and counseling in merger and acquisition transactions..

2. Summary of Significant Accounting Policies.

Financial Accounting Standards Board Launches Accounting Standards Codification - The Financial Accounting Standards Board ("FASB") has issued FASB ASC 105 (formerly FASB Statement No. 168), The "FASB Accounting Standards Codification™" and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") ("ASC 105"). ASC 105 established the FASB Accounting Standards Codification™ ("Codification" or "ASC") as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification as of December 31, 2009.

The following are the significant accounting policies followed by the Company:

Concentration of credit risks - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Major customers – During the year ended December 31, 2009, the Company earned substantially all of its income from two customers.

Depreciation – Equipment is stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the useful lives of the respective assets.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

2. Summary of Significant Accounting Policies. (Continues)

Income Taxes – The shareholder of the Company has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or certain state corporate taxes on its taxable income. Accordingly, no federal or state income taxes have been provided in the financials.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions. Management has evaluated subsequent events through February 22, 2010, the date the financial statements were issued.

3. Related Party Transactions

The Company has transactions with a related party, Villamar Associates, Inc. ("Villamar"), an entity that is controlled by the Company's shareholder. The Company has entered into a sublease agreement with Villamar for use of office space at 405 Park Avenue, Suite 1201, New York, New York.

The Company has an informal agreement with Villamar to provide administrative services such as employee payroll, benefits and associated administrative expenses.

4. Equipment

Equipment is summarized as follows:

Communications equipment	$	27,721
Less: Accumulated depreciation		10,517
	$	17,204

Depreciation expense totaled $5,544 for the year ended December 31, 2009.

5. Commitment

The Company is obligated under an operating lease with a related party for its office space which expires on August 1, 2010. (See Note 3).

Future minimum lease payments, exclusive of escalations, are as follows:

Year	Amount
2010	$122,207

6. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company had no transactions with customers, as defined in Rule 15c3-3, for the year ending December 31, 2009.

7. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company had net capital and capital requirements of $815,870 and $5,000 (minimum), respectively. The Company's net capital ratio was .07 to 1.

8 Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, future commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2009, the Company held no derivative financial instruments used for hedging purposes.

The Company adopted FASB Accounting Standards Codification guidance regarding "Disclosures about Derivative Instruments and Hedging Activities" effective May 1, 2009. This guidance requires enchanced disclosures about the Company's derivative and hedging activities, including how such activities are accounted for and their effect on the Company's financial position, performance and cash flows. The Company did not invest in derivative instruments during the year ended December 31, 2009.